1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sean Graber

215.963.5598

sgraber@morganlewis.com

May 15, 2009

FILED AS EDGAR CORRESPONDENCE

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:          Penn Series Funds, Inc. - Preliminary Proxy Statement (File No. 811-03459)

Dear Mr. Oh:

Set forth below is a summary of your comments, which you provided by telephone on May 6, 2009, and our responses to your comments, on the preliminary proxy statement on Schedule 14A, notice of special meeting and proxy card (collectively, the “Preliminary Proxy Statement”) filed on behalf of Penn Series Funds, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Preliminary Proxy Statement.

1.                                       Comment:  Please briefly state in the shareholder letter and the Notice of Special Meeting of Shareholders that the shareholders have the right to revoke a previously submitted Voting Instructions Card.

Response:  We have made the requested changes.

2.                                       Comment:  In the Notice of Special Meeting of Shareholders, please disclose how Voting Instructions Cards submitted without specified instructions will be voted at the Meeting.

Response:  We have made the requested changes.

3.                                       Comment:  Please include a statement that each fractional share is entitled to a proportionate fractional vote.

Response:  We have made the requested change.

4.                                       Comment:  Please confirm that the voting requirements outlined in the Proxy Statement comply with applicable state law.

Response:  The voting requirement described in the Proxy Statement for each proposal is consistent with the laws of the State of Maryland as they apply to the Company.

5.                                       Comment:  If applicable, please disclose the treatment and effect of broker non-votes.

Response: We have made the requested change.

6.                                       Comment:  Please include a statement indicating that failure of a proposal to gain approval does not affect the other proposals.

Response:  We have made the requested change.

7.                                       Comment:  Please include disclosure regarding whether the Meeting can be adjourned, how adjournments are effected and the party who will bear the costs of any additional solicitation and any adjourned sessions.

Response:  We have made the requested changes.

8.                                       Comment:  Please include disclosure indicating that Voting Instructions Cards must be timely returned to Penn Mutual or PIA, as appropriate, in order to be voted at the Meeting.

Response:  We have made the requested change.

9.                                       Comment:  Please be sure to provide the principal occupation of each Penn Series Director and officer during the past five years.

                                                                        Response:  The principal occupation for each Penn Series Director and officer during the past five years is set forth in the “Information Regarding Nominees” section and the “Information About the Officers of the Company” section, respectively.  We have modified the disclosure in each of these sections in order to more clearly present the principal occupations held by the Penn Series Directors and officers during the past five years.

10.                                 Comment:  Please indicate that the Board concluded that the “manager of managers” structure is in the best interest of all the Funds and not just of the Balanced Fund.

Response:  The Board’s conclusion that the implementation of a “manager of managers” structure for each of the Funds is in the best interest of such Funds and their shareholders is set forth in the third paragraph under the heading “Board Evaluation and Recommendation” in the Proxy Statement.

11.                                 Comment:  In the last sentence of the first paragraph under the heading “Board Evaluation and Recommendation,” it is stated that “[b]ecause shareholder meetings result in substantial costs, the Board believes that approval of these proposals would benefit the shareholders of the Balanced, Large Core Growth, Large Core Value and Emerging Markets Equity Funds.” Should this sentence state that the “manager of managers” structure will benefit all funds of the Company?

Response:  The costs incurred in connection with a shareholder meeting called for the purpose of considering an investment sub-advisory agreement with a new, additional or replacement sub-adviser are borne exclusively by the applicable fund, and not by the other funds of the Company.  Accordingly, any cost savings that result from having the Board approve the replacement of a particular sub-adviser or the selection of an initial or additional sub-adviser without the necessity of holding a shareholder meeting will inure to the benefit of the applicable fund, and will not benefit the other funds of the Company to any material extent.

12.                                 Comment:  In your description of the SEC Order, consider revising the second condition discussed in that section to more closely match the language used in the SEC exemptive order.

Response:  We believe the description in the Proxy Statement provides shareholders a plain English summary of the language used in the SEC exemptive order and does not materially differ from the language used in the SEC exemptive order.  Accordingly, we have not made the requested change.

13.                                 Comment:  In the sub-section entitled “Board Consideration of Non-Audit Services” under the heading “Information Concerning Independent Accountant,” please provide the Board’s conclusion with respect to its consideration of whether KPMG’s provision of non-audit services that were rendered to ICMI and the Affiliated Service Providers that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining KPMG’s independence.

Response:  The disclosure referenced above is the Company’s response to Item 9(e)(8) of Schedule 14A, which requires the Company to disclose whether its Audit Committee has considered whether KPMG’s provision of non-audit services that were rendered to ICMI and the Affiliated Service Providers that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining KPMG’s independence (emphasis added).  Accordingly, Item 9(e)(8) of Schedule 14A does not require the Company to disclose the Audit Committee’s conclusion with respect to such consideration.  Therefore, we have not made the requested change.

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 215.963.5598.

Very truly yours,

/s/ Sean Graber
Sean Graber